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SEC MAIL PROCESSING
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AUG 27 2007
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186
SECTION

SECUR 07007966 SION

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FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pennaluna + Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

421 SHERMAN AVENUE, SUITE 203
(No. and Street)

COEUR D'ALENE, (City) ID (State) 83814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RONALD B. NICKLAS (208) 667-7472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAGNUSON, MCHUGH & CO., P.A.
(Name – *if individual, state last, first, middle name*)

1121 MULLAN AVENUE (Address) COEUR D'ALENE, (City) ID (State) 83814 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, RONALD B. NICKLAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENNALUNA & COMPANY, INC., as of JUNE 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RHONDA L. SCHULTZ
NOTARY
PUBLIC
STATE OF IDAHO

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENNALUNA & COMPANY

FINANCIAL STATEMENT
JUNE 30, 2007

Pennaluna & Company
June 30, 2007

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

FINANCIAL STATEMENTS



Magnuson, McHugh & Company, P.A.

CPAs and Consultants

INDEPENDENT AUDITORS' REPORT

Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

We have audited the accompanying statement of financial condition of Pennaluna & Company as of June 30, 2007, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennaluna & Company as of June 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Magnuson, McHugh & Company, P.A.

August 23, 2007

1121 Mullan Avenue • PO Box 1379 • Coeur d'Alene, ID 83816-1379 • 208-765-9500 • 800-735-1115 • Fax: 208-667-9174
cpas@mmcocpa.com

Count On Us To Care

Pennaluna & Company

STATEMENT OF FINANCIAL CONDITION
June 30, 2007

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 250,031
Accounts receivable	383,892
Prepaid expenses	10,076
Securities owned at market value	757,663
Escrow account	9,154
Total current assets	1,410,816
PROPERTY AND EQUIPMENT:	
Furniture and equipment	165,922
Less accumulated depreciation	(108,468)
Total property and equipment	57,454
OTHER ASSETS:	
Security deposit	500
Investments not readily marketable	25,000
Goodwill, net of amortization	20,000
Total other assets	45,500
Total assets	$ 1,513,770

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 296,692
Pension contribution payable	194,591
Securities sold, not yet purchased	6,661
Current portion of deferred tax liability	47,980
Income taxes payable	45,239
Total current liabilities	591,163
LONG TERM LIABILITIES:	
Deferred tax liability	16,153
Total long-term liabilities	16,153
SHAREHOLDERS' EQUITY:	
Capital stock, non-assessable, par value $1.00 per share, authorized 50,000 shares of which 46,182 are issued	46,182
Additional paid in capital	334,115
Retained earnings	672,157
Less Treasury stock - 1,800 shares at cost	(146,000)
Total shareholders' equity	906,454
Total liabilities and shareholders' equity	$ 1,513,770

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF INCOME
For the year ending June 30, 2007

INCOME:	
Commissions	$ 2,819,099
Trading profits	3,051,333
Total income	5,870,432
EXPENSES:	
Salaries	4,236,376
Trading expenses	702,488
Pension contribution	194,591
Quote service	146,397
Payroll taxes	141,639
Insurance	88,125
Advertising and promotion	36,405
Telephone, fax, and internet service	27,687
Professional and consultant fees	30,166
Rent, lights, water, and garbage	31,113
Compliance and registration	15,246
Office expense	19,358
Depreciation and amortization	18,737
Postage	26,757
Travel and entertainment	10,491
Maintenance and repairs	4,064
Subscriptions and dues	4,682
Taxes and licenses	668
Contributions	400
Total expenses	5,735,390
NET INCOME FROM OPERATIONS	135,042
OTHER INCOME (EXPENSE):	
Miscellaneous income	3,174
Interest expense	(3,862)
Penalties and restitution	(1,179)
TOTAL OTHER INCOME (EXPENSE)	(1,867)
NET INCOME BEFORE INCOME TAXES	133,175
INCOME TAX (EXPENSE)	
Current	(44,218)
Deferred	(15,424)
NET INCOME	$ 73,533

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the year ended June 30, 2007

	Capital Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings
BALANCES, as previously reported	$ 45,282	$ 293,815	$ (149,000)	$ 527,379
PRIOR PERIOD ADJUSTMENT				158,309
BALANCES, restated as of June 30, 2006	45,282	293,815	(149,000)	685,688
NET INCOME				73,533
OTHER CURRENT YEAR CHANGES:				
Stock issued	900	71,100		
Treasury stock purchased			(32,000)	
Treasury stock reissued		(30,800)	35,000	
Dividends issued				(87,064)
BALANCES, at June 30, 2007	$ 46,182	$ 334,115	$ (146,000)	$ 672,157

The accompanying "Notes to Financial Statements" are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CASH FLOWS
For the year ended June 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 73,533
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	18,737
Change in deferred tax provision	15,424
Changes in operating assets and liabilities:	
Decrease in accounts receivable	57,616
(Increase) in prepaid expenses	(1,254)
Decrease in escrow deposit	40,846
Decrease in inventory	31,610
(Decrease) in accounts payable	(87,206)
(Decrease) in pension payable	(18,575)
Increase in income taxes payable	19,736
Net cash provided by operating activities	150,467
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net change in investment activity	(25,000)
Purchase of equipment	(16,947)
Net cash (used) by investing activities	(41,947)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid	(87,064)
Proceeds of stock issuance	41,200
Proceeds from sale of treasury stock	35,000
Purchase of Treasury stock	(32,000)
Net cash (used) by financing activities	(42,864)
NET INCREASE IN CASH	65,656
CASH, beginning of year	184,375
CASH, end of year	$ 250,031

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for income taxes	$ 25,503
Cash paid for interest	$ 3,862

The accompanying "Notes to Financial Statements" are an integral part of this statement.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Pennaluna is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Pennaluna is an Idaho Corporation with operations located in Coeur d'Alene, Idaho and the surrounding area. Pennaluna's customers are located primarily in Idaho and Washington. Pennaluna utilizes a third party clearing house, National Financial Services, L.L.C., to handle all customer transactions as well as broker trades.

Depreciation – Depreciation is computed for some assets using the accelerated method over the existing useful life of the asset as allowed under the Internal Revenue Code. Use of this method does not materially differ from depreciation methods under generally accepted accounting principles. Depreciation on remaining assets is calculated using the straight-line method over the existing useful life.

Accounts Receivable – The Company identifies its bad debts using the specific identification method. Use of this method does not result in a material difference from the valuation method required by generally accepted accounting principles. Amounts due Pennaluna are computed by and remitted through National Financial Services, L.L.C.

Accounting for Long-lived Assets – In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets.* SFAS No. 144 requires that a single accounting model be used for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions. The Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Management of the Company reviews the carrying value of its equipment and leasehold improvements, goodwill, and other assets on a regular basis. Estimated undiscounted future cash flows from related operations are compared with the current carrying values. Reductions to the carrying value, if necessary, are recorded to the extent the net book value of the assets exceeds the estimate of future undiscounted cash flows.

Securities Owned and Sold, not yet Purchased – Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis. Securities owned and sold, not yet purchased, consist primarily of publicly traded stocks held for resale, and are valued at market, on a first-in, first-out basis. Market values of stocks are subject to volatility and may change significantly before the stock is sold. Unrealized losses of ($1,027) are included in income for the year ended June 30, 2007. Securities owned and sold, not yet purchased are in the physical custody of National Financial Services, L.L.C.

Advertising Costs – Advertising costs are expensed as incurred.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Equivalents – For reporting purposes the Company considers short-term investments (less than three months) to be cash equivalents.

Concentration of Credit Risk – The Company places its temporary cash investments with high quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. At times, such investments may be in excess of the FDIC insurance limit.

Goodwill and Intangible Assets – The cost of the investment in the purchased Company in excess of the underlying fair value of net assets at the date of acquisition is recorded as goodwill. Purchased goodwill in the amount of $30,500 was being amortized over 40 years. In June 2001, the Financial Accounting Standards Board approved for issuance Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Intangible Assets,* which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment annually. SFAS 142 was effective for fiscal years beginning after December 15, 2001. Management does not believe goodwill is impaired at June 30, 2007.

Commissions – Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

NOTE 2: INCOME TAXES

Current tax expense is calculated at a rate of 34% on taxable income of $129,080.

The Company has recognized a deferred tax liability of $64,133 for the difference in depreciation expense taken and the unrealized gain reported for financial statement and tax return purposes. The provision for income tax and the related liability accounts at June 30, 2007 are summarized as follows:

INCOME TAX LIABILITY:	
Deferred tax liability:	
Short-term	$47,980
Long-term	16,153
	$64,133

NOTE 3: PREPAID EXPENSES

Prepaid expenses are advance payments for products or services that will be used in operations in subsequent periods or years. Prepaid insurance at June 30, 2007 was $10,076.

NOTE 4: EMPLOYEE BENEFIT PLAN

On July 1, 2003, the Company established a retirement plan under provisions of the Internal Revenue Code. The plan provides for annual discretionary contributions up to the maximum allowed as a deduction by the Internal Revenue Code. The discretionary contribution for June 30, 2007 totaled $194,591.

(Continued)

NOTE 5: PRIOR PERIOD ADJUSTMENT

During the current year, it was noted that the deferred tax liability was overstated as of June 30, 2006 in the amount of $158,309. **Pennaluna & Company, Inc.** has reported a prior period adjustment to retained earnings for this amount to correctly state beginning retained earnings.

Prior year beginning retained earnings	$527,379
Adjustment for deferred tax liability	158,309
Retained earnings restated as of June 30, 2006	$685,688

SUPPLEMENTARY INFORMATION

Pennaluna & Company

SCHEDULE I - NET CAPITAL REQUIREMENTS
June 30, 2007

COMPUTATION OF NET CAPITAL:

Total equity	$ 906,454
Deduct:	
Total non-allowable assets	(112,308)
Haircuts	(275,750)
NET CAPITAL	$ 518,396

RECONCILIATION OF NET CAPITAL CALCULATION PER FOCUS REPORT TO ABOVE:

Net capital per focus report	$ 518,397
NET CAPITAL, per above	$ 518,397

CALCULATION OF MINIMUM NET CAPITAL REQUIREMENT:

Minimum net capital is computed as the greater of $100,000 or market makers at June 30, 2007. Market makers at June 30, 2007 were $193,500. For the year ended June 30, 2007 the minimum net capital requirement is $193,500.

Pennaluna & Company

SCHEDULE II - SUPPORTING CALCULATIONS FOR NET CAPITAL REQUIREMENTS
June 30, 2007

	Allowable	Non-Allowable	Total
ASSETS			
Cash	$ 249,831	$ 200	$ 250,031
A/R - clearance account & other	383,892		383,892
Securities inventory	757,663		757,663
Prepaid expenses	10,076		10,076
Investments not readily marketable		25,000	25,000
Escrow account		9,154	9,154
Furniture and equipment - net		57,454	57,454
Deposit		500	500
Intangibles - net		20,000	20,000
Total assets	$ 1,401,462	$ 112,308	$ 1,513,770

	Aggregate Indebtedness	Non-Aggregate Indebtedness	Total
LIABILITIES			
Accrued expenses	$ 536,522	$ 6,661	$ 543,183
Deferred tax liability		64,133	64,133
Total liabilities	$ 536,522	$ 70,794	607,316
EQUITY			
Common stock			46,182
Additional paid-in-capital			334,115
Retained earnings			672,157
Treasury stock			(146,000)
Total equity			906,454
Total liabilities and equity			$ 1,513,770

SCHEDULE OF HAIRCUTS:	Market Value of Securities	Haircut Percentage	Haircut
	$ 253,146	15%	$ 37,972
	-	40%	-
	232,334	100%	232,334
	272,183	2%	5,444
	$ 757,663		275,750
Total haircuts			$ 275,750

UNDUE CONCENTRATION:

There was no required charge to net capital due to undue concentrations.



Magnuson, McHugh & Company, P.A.

CPAs and Consultants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

In planning and performing our audit of the financial statements and supplemental schedules of Pennaluna & Company (the Company), for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1121 Mullan Avenue • PO Box 1379 • Coeur d'Alene, ID 83816-1379 • 208-765-9500 • 800-735-1115 • Fax: 208-667-9174
cpas@mmcocpa.com

Count On Us To Care

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3 (Concluded)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Magnuson, McHugh & Company, P.A.

August 23, 2007

END

1121 Mullan Avenue • P.O. Box 1379 • Coeur d'Alene, ID 83816-1379 • (208) 765-9500 • (800) 735-1115 • FAX (208) 667-9174
cpas@mmcocpa.com